SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2026

Commission File Number 1-34129

AXIA Energia S.A.

(Exact name of registrant as specified in its charter)

AXIA Energia S.A.

(Translation of Registrant's name into English)

Avenida Graça Aranha, 26
Centro, CEP 20030-900
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

 Research Update: AXIA Energia S.A. 'BB' Ratings Affirmed; Outlook Remains Stable June 2, 2026 Rating Action Overview • AXIA Energia S.A. (formerly Eletrobras) has strengthened its governance profile and mitigated institutional risks by reaching an agreement with the government and simplifying its corporate structure. • Therefore, on June 2, 2026, S&P Global Ratings affirmed its 'BB' issuer credit and issue-level ratings on AXIA. And we revised upward our assessment of the company's management and governance (M&G). • The outlook remains stable and reflects our expectations that AXIA will complete its R$13 billion – R$14 billion investment this year despite energy price volatility, while reducing net debt to EBITDA to the low-4.0x area in 2027 from 4.7x in 2025 and maintaining FFO to debt of 16%–17% in the next two years. Rating Action Rationale Improved governance framework and legal certainty mitigate institutional risks. Since its privatization in 2022, the company has focused on corporate derisking through the settlement of legal and environmental issues, the simplification of its corporate structure through mergers and acquisitions, and the enhancement of internal controls, such as the succession plan for CEO Ivan Monteiro. These factors support the company's operational stability and strategic continuity. In addition, the Federal Supreme Court's December 2025 approval of the agreement between AXIA and the federal government has resolved disputes between both parties. The agreements sets boundaries against the government's interference by ratifying its voting cap to 10% and raising the board's composition to 10 members—including three government appointees and one Fiscal Council member--from nine members with two government appointees. Furthermore, as part of the settlement, AXIA is no longer bound to fund the construction of the Angra III nuclear power plant, it can divest its stake in Eletronuclear, while retaining only limited financial commitments to the Angra I plant, currently capped at approximately R$2.4 billion. (AXIA agreed to sell its stake in Eletronuclear to Ambar Energia in October 2025, although the final Primary Contact Bruno Ferreira, CFA Sao Paulo 55-11-3039-9798 Bruno.Ferreira @spglobal.com Additional Contacts Flavia M Bedran Sao Paulo 55-11-3039-9758 flavia.bedran @spglobal.com Julyana Yokota Sao Paulo 55-11-3039-9731 julyana.yokota @spglobal.com www.spglobal.com/ratingsdirect June 2, 2026 1 closing is still pending.) As a result, we have revised our M&G score for AXIA to neutral from moderately negative. We believe these governance enhancements and legal certainty provide greater room for the company to execute its strategic objectives, limiting the government's ability to interfere in the company's operations. Substantial investment requirements will pressure free cash flow. AXIA is entering an intensive investment cycle, given its focus on expanding its transmission footprint following auction wins between 2022 and 2025, enhancing its transmission network to increase permitted revenue, and modernizing its hydro plants. We project capital expenditure (capex) to rise from R$7.4 billion in 2025 to R$13 billion - R$14 billion in 2026, around R$12 billion in 2027, and stabilize at between R$9 billion and R$10 billion starting in 2028. Although we expect AXIA to continue accessing capital markets to fund its investments and for refinancing purposes, we expect the company to finance part of the capex with its own cash flow--thanks to stable cash generation in its transmission and generation segments—and through lower dividend distributions in 2026. Consequently, we expect leverage to drop from 4.7x in 2025 to mid-4.0x in 2026 and low-4.0x in 2027, while FFO to net debt to remain stable at 15%–18% for the next two years. However, starting in 2028, we anticipate debt to EBITDA will rise to the 4.5x–5.0x range, following the end of the R$5.5 billion RBSE revenue flow. The RBSE (Rede Básica do Sistema Existente) payments are indemnification payments for the nondepreciated portion of transmission assets renewed under Law 12,783/2013. Conversely, we expect FFO to debt to slightly narrow to the 14%–15% range, given our projection of declining interest rates. A disciplined capital allocation will be key to stable credit quality. Throughout this period, we expect the company to maintain a disciplined approach to capital allocation, balancing largescale infrastructure capex with shareholder returns. AXIA can do so through mechanisms such as stock bonuses, ensuring that its investments don't compromise liquidity. We forecast cash dividends of up to R$3.3 billion in 2026, down from R$12.3 billion in 2025. We believe disciplined capital allocation stems from the company's financial policy, through which it plans investments and dividend distributions during the five-year horizon, considering 3.0x-3.5x leverage in the generation business and 3.75x-4.25x leverage in the transmission business. These numbers diverge from our estimates, because we make the following debt adjustments for AXIA as of March 31, 2026: • R$3.6 billion in pension plan deficits; • R$18.3 billion in financial guarantees provided to equity affiliates; and • R$39.1 billion in contributions to the Energy Development Account (CDE). The rating on AXIA's bond is 'BB', the same as the issuer credit rating. However, pressure on the bonds' structural subordination is increasing due to the rising amount of debt at the subsidiary level. Free-market migration and transmission stability support cash flow resilience. Despite AXIA's lower free cash flow due to large investments, we expect operating cash generation to remain resilient thanks to the gradual migration from the quota-regime hydropower capacity to the free market and more favorable contracting conditions. The company continues to unlock value through the transition of energy volumes to the free market while maintaining a disciplined contracting strategy amid market volatility. In addition, AXIA will retain meaningful contracting flexibility for 2027 and 2028, given that more than 23% of its capacity will remain uncontracted in those years. The transmission business, which we expect will contribute more than 50% of www.spglobal.com/ratingsdirect June 2, 2026 2 AXIA Energia S.A. 'BB' Ratings Affirmed; Outlook Remains Stable EBITDA in the next two years, provides stable and inflation-linked cash flow that supports earnings visibility. Although RBSE revenue will decline beginning in 2028, we believe transmission investments should partially offset this headwind. Outlook The stable outlook is underpinned by AXIA's position as the nation's largest electricity utility and its predictable cash flow, with power transmission contributing over 50% of EBITDA. We expect the company to complete its investments—nearly R$14 billion in 2026 and R$12 billion in 2027— while it benefits from high, albeit volatile, energy prices. Consequently, we expect leverage to decrease from 4.7x in 2025 to the mid-4.0x area in 2026 and the low-4.0x area in 2027, with FFO to net debt to remain steady at 16%–17% for the next two years. Downside scenario We could lower our ratings on AXIA in the next 12 months if we lower the rating on Brazil. Otherwise, we could downgrade the company given weaker operational performance, failure to capture efficiencies and settle additional contingencies especially related to the compulsory loan, leading to debt to EBITDA consistently above 5.5x and FFO to debt below 9%. That could happen, for instance, in a scenario of persistently low energy prices, while the company increases its investments and engages in debt-financed acquisitions without offsetting cash flow, or if AXIA pursues a more aggressive dividend payout. Upside scenario An upgrade of AXIA within the next 12 months would require an upgrade of Brazil and an improvement in AXIA's stand-alone credit profile (SACP). The latter could occur if the company further derisks its balance sheet through corporate simplification and the settlement of contingencies. Additionally, an upgrade would depend on faster-than-expected deleveraging, specifically maintaining adjusted debt to EBITDA below 4.0x (notwithstanding the RBSE revenue loss), maintaining FFO to adjusted debt above 18%, and generating free operating cash flow. Company Description AXIA Energia is Brazil's largest integrated electricity utility, with adjusted revenue of R$42.6 billion and EBITDA of R$26.3 billion in the 12 months ended March 31, 2026. It operates in the power generation and transmission segments, with roughly 44 gigawatts (GW) in installed capacity and 74,829 kilometers (km) of transmission lines. Since the privatization in June 2022, the government has 10% of voting rights (down from 72%) and 40.8% of total shares (down from 61% directly and indirectly). As a result, AXIA became a corporation with dispersed ownership and no controlling shareholder. Our Base-Case Scenario Assumptions • Brazil's GDP to grow 1.6% in 2026, 2.1% in 2027, and 2.2% in 2028, according to our report: "Economic Outlook Emerging Markets Q2 2026: Inflation Risks Reemerge," published March 25, 2026. www.spglobal.com/ratingsdirect June 2, 2026 3 AXIA Energia S.A. 'BB' Ratings Affirmed; Outlook Remains Stable • Brazil's average inflation of 4.5% in 2026, 3.9% in 2027, and 3.6% in 2028. • The Brazilian central bank's average policy interest rates at 14.1% in 2026 and 11% in 2027. • Annual migration of hydropower plants' 1.3 GW of assured energy to an independent regime, completing the transition by mid-2027. • A generation scaling factor (GSF) of 85% starting in 2026, based on the reservoirs' adequate capacity. • Following the sale of its thermal plants, AXIA's assured energy volume, including quota regime capacity, of 21,400 megawatts (MW) in the next few years. That and the GSF determine energy sale volumes. • Energy purchases of about 1,500 MW in 2026, and between 900 MW and 1,200 MW starting in 2027, along with power sales in the regulated and free markets. • Average spot price at R$180 per megawatt hour (MWh) in 2026 and beyond. • Gross transmission revenue of R$20.1 billion in 2026, R$21.5 billion in 2027, and R$18.9 billion in 2028. These amounts include roughly R$5.5 billion in annual compensation for nondepreciated transmission assets, which will end in the 2027-2028 RAP cycle. • Capex of R$13 billion - R$14 billion in 2026, around R$12 billion in 2027, and between R$9 billion and R$10 billion in 2028. • Cash disbursements related to the compulsory loan, between R$3.0 billion and R$3.5 billion annually in 2026-2028. • Contributions to the CDE and for the revitalization of river basins, in line with the privatization requirements, of R$3.7 billion in 2026, R$2.4 billion in 2027, and R$3.9 billion in 2028. • Dividend payout of 50% related to previous year’s net income. Key metrics AXIA Energia S.A.--Forecast summary Period ending Dec-31-2022 Dec-31-2023 Dec-31-2024 Dec-31-2025 Dec-31-2026 Dec-31-2027 Dec-31-2028 Dec-31-2029 (Mil. BRL) 2022a 2023a 2024a 2025a 2026e 2027f 2028f 2029f Revenue 32,916 38,015 40,137 39,881 38,890 40,846 39,786 38,006 Gross profit 24,966 29,462 29,122 28,506 32,405 34,999 33,307 31,667 EBITDA (reported) 10,771 18,700 25,499 15,317 20,418 22,867 21,152 19,495 Plus: Operating lease adjustment (OLA) rent -- -- -- -- -- -- -- -- Plus/(less): Other (355) 1,028 (3,050) 7,441 6,565 5,965 5,665 5,665 EBITDA 10,416 19,728 22,449 22,758 26,983 28,832 26,817 25,160 Less: Cash interest paid (3,211) (5,173) (6,651) (5,832) (8,900) (7,889) (6,656) (6,926) Less: Cash taxes paid (2,607) (2,931) (1,488) (709) (1,525) (2,311) (2,205) (1,763) Plus/(less): Other -- -- 587 951 2,130 1,672 1,522 1,449 www.spglobal.com/ratingsdirect June 2, 2026 4 AXIA Energia S.A. 'BB' Ratings Affirmed; Outlook Remains Stable AXIA Energia S.A.--Forecast summary Funds from operations (FFO) 4,597 11,624 14,898 17,169 18,688 20,303 19,478 17,920 EBIT 11,300 20,162 24,863 17,826 21,779 23,477 21,771 20,308 Interest expense 5,510 7,573 7,316 6,016 8,900 7,889 6,656 6,926 Cash flow from operations (CFO) 9,276 8,243 12,386 14,510 14,093 15,275 14,603 13,175 Capital expenditure (capex) 3,239 7,390 7,812 7,424 13,600 11,900 9,300 9,000 Free operating cash flow (FOCF) 6,037 852 4,573 7,086 493 3,375 5,303 4,175 Dividends 1,490 864 1,308 12,186 3,280 1,977 2,996 2,859 Share repurchases (reported) -- 1,967 115 37 -- -- -- -- Discretionary cash flow (DCF) 4,547 (1,979) 3,150 (5,137) (2,787) 1,398 2,307 1,316 Debt (reported) 59,107 60,780 75,621 74,296 78,296 82,296 85,296 88,296 Plus: Lease liabilities debt 753 217 183 489 489 489 489 489 Plus: Pension and other postretirement debt -- -- -- -- -- -- -- -- Less: Accessible cash and liquid Investments (22,933) (18,967) (35,524) (27,552) (19,776) (17,369) (16,444) (15,746) Plus/(less): Other 58,984 60,503 60,112 60,293 59,279 55,726 54,012 52,345 Debt 95,911 102,534 100,391 107,525 118,287 121,141 123,352 125,384 Equity 111,029 112,465 122,000 118,502 119,175 123,191 125,912 127,624 FOCF (adjusted for lease capex) 6,037 852 4,573 7,086 493 3,375 5,303 4,175 Interest expense (reported) 5,510 7,573 7,316 6,016 8,900 7,889 6,656 6,926 Capex (reported) 3,239 7,390 7,812 7,424 13,500 12,000 9,500 9,000 Cash and shortterm investments (reported) 22,933 18,967 35,524 27,552 19,776 17,369 16,444 15,746 Adjusted ratios Debt/EBITDA (x) 9.2 5.2 4.5 4.7 4.4 4.2 4.6 5.0 FFO/debt (%) 4.8 11.3 14.8 16.0 15.8 16.8 15.8 14.3 FFO cash interest coverage (x) 2.4 3.2 3.2 3.9 3.1 3.6 3.9 3.6 EBITDA interest coverage (x) 1.9 2.6 3.1 3.8 3.0 3.7 4.0 3.6 CFO/debt (%) 9.7 8.0 12.3 13.5 11.9 12.6 11.8 10.5 FOCF/debt (%) 6.3 0.8 4.6 6.6 0.4 2.8 4.3 3.3 DCF/debt (%) 4.7 (1.9) 3.1 (4.8) (2.4) 1.2 1.9 1.0 www.spglobal.com/ratingsdirect June 2, 2026 5 AXIA Energia S.A. 'BB' Ratings Affirmed; Outlook Remains Stable AXIA Energia S.A.--Forecast summary Lease capexadjusted FOCF/debt (%) 6.3 0.8 4.6 6.6 0.4 2.8 4.3 3.3 Annual revenue growth (%) (5.7) 15.5 5.6 (0.6) (2.5) 5.0 (2.6) (4.5) Gross margin (%) 75.8 77.5 72.6 71.5 83.3 85.7 83.7 83.3 EBITDA margin (%) 31.6 51.9 55.9 57.1 69.4 70.6 67.4 66.2 Return on capital (%) 6.6 9.6 11.4 8.0 9.4 9.7 8.8 8.1 Return on total assets (%) 4.9 7.5 8.9 6.3 8.0 8.6 7.8 7.1 EBITDA/cash interest (x) 3.2 3.8 3.4 3.9 3.0 3.7 4.0 3.6 EBIT interest coverage (x) 2.1 2.7 3.4 3.0 2.4 3.0 3.3 2.9 Debt/debt and equity (%) 46.3 47.7 45.1 47.6 49.8 49.6 49.5 49.6 Debt fixedcharge coverage (x) 1.9 2.6 3.1 3.8 3.0 3.7 4.0 3.6 Debt/debt and undepreciated equity (%) 46.3 47.7 45.1 47.6 49.8 49.6 49.5 49.6 All figures are adjusted by S&P Global Ratings, unless stated as reported. a--Actual. e--Estimate. f--Forecast. R$--Brazilian real. Liquidity We continue assessing AXIA' liquidity as adequate. We expect the company's sources of liquidity to exceed its uses by more than 20% in the next 12 months thanks to robust cash position of R$27.7 billion in the first quarter of 2026, despite higher capex, interest expenses, and dividends. We expect the company to continue accessing capital and debt markets to finance its investments and for liability management. In our view, this is possible thanks to AXIA's sound relationships with banks and high standing in credit markets, as shown by roughly R$30 billion in debt issuances in 2024 and R$8 billion in 2025. Principal liquidity sources Principal liquidity uses • Cash and equivalents of R$27.7 billion as of March 31, 2026; • Cash FFO of around R$5.5 billion in the next 12 months from March 31, net of legal payments and CDE contributions; and • Sales of assets already contracted, totaling more than R$1 billion. • Short-term debt maturities of R$11.1 billion as of March 31, 2026; • Intra-year working capital outflows of R$1.0 billion in the next 12 months; • Capex of R$13.2 billion; and • Dividend distribution of R$2.9 billion, assuming a 50% payout. Covenants www.spglobal.com/ratingsdirect June 2, 2026 6 AXIA Energia S.A. 'BB' Ratings Affirmed; Outlook Remains Stable The most restrictive financial covenant that the company must comply with is maximum net debt to adjusted EBITDA of 3.75x, although recent issuances have a 4.25x threshold. A covenant breach would result in a nonautomatic event of default, requiring a waiver from creditors to not accelerate debt payment. This is measured on an annual basis in December, and the calculation methodology is different from our estimate because financial metrics related to the debt exclude guarantees provided to unconsolidated projects, CDE payments, and pension-related liabilities that we adjust in our analysis. In addition, the financial covenants' EBITDA includes financial assets related to transmission concessions. Therefore, our estimates are separate from our expectation of the company's covenant compliance. We think AXIA will comply with this covenant with cushion above 20% in 2026 and 2027. Environmental, Social, And Governance We now assess governance aspects as neutral for AXIA, considering the approval from the Supreme Federal Court of the agreement between the company and the government, formalizing the voting limit and the government's involvement in AXIA's operations, which limits negative government interference. In addition, we see company is evolving in the de-risking process, including settlement of contingencies, simplification of corporate structure and advancing on governance matters, as an example of the CEO succession process, supporting the continuity of the company’s current strategy. Environmental factors are a negative consideration in our credit analysis of AXIA because most of its generation capacity is exposed to hydrological risks. Social factors are a neutral consideration in our analysis of the company, since health and safety issues related to nuclear plants are no longer its responsibility. Control of Eletronuclear was transferred to ENBPar, a government-owned entity. Government Influence We view AXIA's likelihood of receiving extraordinary support from the government as high, considering the company's position as the largest electricity generation and transmission utility in Brazil. This reflects its critical role and strong link to the government, which remains a major shareholder. Given the company's agreement with the government, we currently see limited incentives for direct interference in AXIA's operations. The company remains a critical player in Brazil's electricity sector, and any operational underperformance could have significant implications for the national power system and the economy. Issue Ratings--Subordination Risk Analysis Capital structure See our ratings on AXIA's senior unsecured notes in the table below. As of March 31, 2026, AXIA reported R$73.5 billion of debt, of which R$14.4 billion was secured and R$20.5 billion is unsecured debt under subsidiaries. www.spglobal.com/ratingsdirect June 2, 2026 7 AXIA Energia S.A. 'BB' Ratings Affirmed; Outlook Remains Stable Issue Maturity Rating 4.625% $750 million notes February 2030 BB 6.5% $750 million notes January 2035 BB Analytical conclusions Our ratings on the senior unsecured debts are at the same level as the issuer credit rating because debt issued by subsidiaries is mostly unsecured and guaranteed by the holding company, AXIA. The company's priority debt ratio is slightly below 50% of its consolidated debt. However, should AXIA issue significant additional debt at the subsidiary level, we may notch down the debt issued at the holding company level. In such a scenario, unsecured creditors at the holding level would be at a relative disadvantage compared to secured creditors and the creditors of the operating subsidiaries because of structural subordination. Priority debt ratio is defined as (total secured debt in the issuer's consolidated capital structure plus total unsecured debt issued by an issuer's subsidiaries) divided by total consolidated debt. Rating Component Scores Component Foreign currency issuer credit rating BB/Stable/-- Local currency issuer credit rating BB/Stable/-- Business risk Satisfactory Country risk Moderately high risk Industry risk Low risk Competitive position Satisfactory Financial risk Aggressive Cash flow/leverage Aggressive Anchor bb Modifiers Diversification/portfolio effect Neutral/Undiversified Capital structure Neutral Financial policy Neutral Liquidity Adequate Management and governance Neutral Comparable rating analysis Neutral Stand-alone credit profile bb Related Criteria • Criteria | Corporates | General: Sector-Specific Corporate Methodology, July 7, 2025 • Criteria | Corporates | General: Corporate Methodology, Jan. 7, 2024 • Criteria | Corporates | General: Methodology: Management And Governance Credit Factors For Corporate Entities, Jan. 7, 2024 • General Criteria: Environmental, Social, And Governance Principles In Credit Ratings, Oct. 10, 2021 www.spglobal.com/ratingsdirect June 2, 2026 8 AXIA Energia S.A. 'BB' Ratings Affirmed; Outlook Remains Stable • General Criteria: Group Rating Methodology, July 1, 2019 • Criteria | Corporates | General: Corporate Methodology: Ratios And Adjustments, April 1, 2019 • Criteria | Corporates | General: Reflecting Subordination Risk In Corporate Issue Ratings, March 28, 2018 • General Criteria: Rating Government-Related Entities: Methodology And Assumptions, March 25, 2015 • Criteria | Corporates | General: Methodology And Assumptions: Liquidity Descriptors For Global Corporate Issuers, Dec. 16, 2014 • General Criteria: Methodology: Industry Risk, Nov. 19, 2013 • General Criteria: Country Risk Assessment Methodology And Assumptions, Nov. 19, 2013 • General Criteria: Principles Of Credit Ratings, Feb. 16, 2011 Related Research • Centrais Eletricas Brasileiras S.A., Aug. 28, 2025 Ratings List Ratings List Ratings Affirmed AXIA Energia S.A. Issuer Credit Rating BB/Stable/-- Senior Unsecured BB Certain terms used in this report, particularly certain adjectives used to express our view on rating relevant factors, have specific meanings ascribed to them in our criteria, and should therefore be read in conjunction with such criteria. Please see Ratings Criteria at https://disclosure.spglobal.com/ratings/en/regulatory/ratings-criteria for further information. A description of each of S&P Global Ratings' rating categories is contained in "S&P Global Ratings Definitions" at https://disclosure.spglobal.com/ratings/en/regulatory/article/-/view/sourceId/504352. Complete ratings information is available to RatingsDirect subscribers at www.capitaliq.com. All ratings referenced herein can be found on S&P Global Ratings' public website at www.spglobal.com/ratings. www.spglobal.com/ratingsdirect June 2, 2026 9 AXIA Energia S.A. 'BB' Ratings Affirmed; Outlook Remains Stable www.spglobal.com/ratingsdirect June 2, 2026 10 AXIA Energia S.A. 'BB' Ratings Affirmed; Outlook Remains Stable STANDARD & POOR’S, S&P and RATINGSDIRECT are registered trademarks of Standard & Poor’s Financial Services LLC. S&P may receive compensation for its ratings and certain analyses, normally from issuers or underwriters of securities or from obligors. S&P reserves the right to disseminate its opinions and analyses. S&P's public ratings and analyses are made available on its Web sites, www.spglobal.com/ratings (free of charge), and www.ratingsdirect.com (subscription), and may be distributed through other means, including via S&P publications and third-party redistributors. Additional information about our ratings fees is available at www.spglobal.com/usratingsfees. S&P keeps certain activities of its business units separate from each other in order to preserve the independence and objectivity of their respective activities. 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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 2, 2026

AXIA Energia S.A.

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.